Exhibit 12.1

ARAMARK AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(A)
(Unaudited)
(In thousands)

	Fiscal Year Ended September 29, 2017		Fiscal Year Ended September 30, 2016		Fiscal Year Ended October 2, 2015		Fiscal Year Ended October 3, 2014 (B)		Fiscal Year Ended September 27, 2013
Income from continuing operations before income taxes	$520,642		$430,931		$341,996		$229,677		$90,629
Fixed charges, excluding capitalized interest	350,975		380,904		351,474		402,396		491,025
Undistributed earnings of less than 50% owned affiliates	(23,524)		(21,016)		(14,716)		(14,968)		(17,056)
Earnings, as adjusted	$848,093		$790,819		$678,754		$617,105		$564,598
Interest expense	$292,546		$320,291		$290,151		$339,224		$430,275
Portion of operating lease rentals representative of interest factor	57,618		60,233		60,600		62,667		59,767
Fixed charges	$350,164		$380,524		$350,751		$401,891		$490,042
Ratio of earnings to fixed charges	2.4	x	2.1	x	1.9	x	1.5	x	1.2	x

(A)
For the purpose of determining the ratio of earnings to fixed charges, earnings include pretax income (loss) from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

(B)	Fiscal 2014 was a 53 week year.